UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act
of 1934

SK Telecom Corp. Ltd.
(Name of Issuer)

Ordinary Shares**
(Title of Class of Securities)

78440P108
(CUSIP Number)

Laurel FitzPatrick
Tiger Management L.L.C.
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone
Number of Person Authorized to
Receive Notices and
Communications)

June 14, 1999
(Date of Event which Required
Filing of this Statement)


If the filing person has
previously filed a statement on
Schedule 13G to report the
acquisition which is the subject
of this Schedule 13D, and is
filing this schedule because of
Rule 13d1(b)(3) or (4), check the
following box [ ].

Check the following box if a fee
is being paid with this statement
[ ].

The information required on the
remainder of this cover page shall
not be deemed to be "filed" for
the purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to
the liabilities of that section of
the Act but shall be subject to
all other provisions of the Act.


Cusip Number: 78440P108
Item 1.  Tiger Management L.L.C.
Item 2  Check the Appropriate Box
if a Member of a Group:
(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  441,362
Item 8.  -0-
Item 9.  441,362
Item 10. -0-
Item 11. 441,362


Item 13.  6.63%

Item 14.  IA

** The shares and percentages
shown for TMLLC above include
all of the Ordinary shares and shares
underlying ADRs of SK Telecom owned by
funds advised by TMLLC.

The filing of this Schedule 13D is
not, and should not be deemed to be,
an admission that such Schedule 13D
is required to be filed.

Item 1.  Security and Issuer.
This Schedule 13D relates to the
Common Stock, 5,000 won par value
per share (the "Shares"), of S.K.
Telecom Co. Ltd., a corporation
organized and existing under the
laws of the Republic of Korea (the
"Company"), which has its principal
executive offices at 267 5KA
Namdeamun RO Jung Ku Seoul Korea.

Item 2.  Identity and Background.
Tiger Management L.L.C., a Delaware
limited liability company
("TMLLC" or "Tiger"),
is registered as an investment
adviser under the Investment Advisers
Act of 1940.  TMLLC is engaged in
the business of providing investment
advice to and managing in the
accounts of its clients. The managing
members of TMLLC are Tiger Management
Corporation, a Delaware corporation,
W. Gillespie Caffray, Phil Duff,
Chris W. Shumway and Robert E. Fink.
Tiger Management Corporation is the
senior managing member.  Julian H.
Robertson, Jr., a United States
citizen, is the sole shareholder,
the Chairman of, and a director of
Tiger Management Corporation.
The shares and ADRs acquired by
TMLLC were acquired on behalf of
TEI Fund plc, an Irish public limited
investment company for which TMLLC
acts as the investment manager.
None of the persons named in response
to this item has, during the last
five years,
been convicted in a criminal
proceeding (excluding traffic
violations or similar misdemeanors),
nor during the last five years been a
party to a civil proceeding and as a
result was or is subject to a judgment,
decree, or final order of the
type described in the instructions to
Item 2(e) of Schedule 13D.

Item 3.  Source and Amount of Funds or
Other Consideration. The amount of funds used to acquire the shares described in
Item 5 was approximately 168,196,269 for the shares owned by TEI Fund. The source of such fund was assets of TEI Fund.

Item 4.  Purpose of Transaction.
According to public reports, SK
Telecom's Board of Directors met on Sunday,
June 13, 1999 and voted to issue a rights offering effective July 30, 1999. The rights offering was approved by the Board of Directors by a vote of 7 to 4 with all three of SK Telecom's independent directors and the director appointed by the Company's second largest shareholder, Korea Telecom, voting against the measure.

SK Telecom's outside auditor felt that the action was so contrary to shareholder interests that he has called for a special shareholder meeting for the purpose of removing the directors most responsible for approval of the rights offering.
The Korean press is currently reporting that SK Telecom's Board of Directors may not honor the request of the outside auditor for a special meeting. Tiger believes that the rights offering is not in the best interest of shareholders and was designed primarily to benefit SK Group, the chaebul which controls
25% of SK Telecom's stock. Tiger desires to support the outside auditor and outside directors and accordingly intends to exercise its right as a shareholder to call a special shareholder meeting, with the purpose of removing the directors most responsible for the rights offering.

Tiger does not intend to seek control over the Company or to participate in the day to day management of the Company. Tiger is a registered investment advisor and in the normal course of its business Tiger does not attempt to control the management of the companies whose stock is held by Tiger advised funds.

As part of the agenda for the special
shareholders meeting, Tiger also intends to propose that SK Telecom split its shares 50 to 1.
For more than two years SK Telecom management has promised its shareholders it would split its stock, most notably at its March 1998 and March 1999 Annual Shareholder meetings.
Tiger believes a Special Shareholders Meeting offers an excellent opportunity to accomplish the long delayed stock split.

Tiger intends to vote in favor of the removal of the responsible directors and the stock split at the Special Shareholder's meeting and will consider taking other appropriate action.

Tiger has held discussions from time to time with the Company's management regarding the Company and means of enhancing shareholder value and corporate governance. Tiger anticipates that it will continue to have these discussions with Company's management in the future, including some of the contemplated shareholder proposals.

Any further action which Tiger takes will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, market opportunities, actions of Company management, the financial condition, results of operation and the prospects of the Company and general economic, financial market and industry conditions.
Depending upon the foregoing factors, Tiger may also sell all or part of the Shares, or buy additional shares in open market or privately negotiated transactions.

Except as set forth above, Tiger has no plans or proposals with respect to any matter set forth in paragraphs (a) through (j) if Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
Item 5(a). The following table sets forth information with respect to shares beneficially owned by Tiger as of June 14, 1999 including information with respect to each Fund on behalf of which such shares are held. The percentages set forth below are based on 6,652,000 shares outstanding as of 5/3/99.

               Number of      % of
Name           Shares       share
O/S
TEI Fund       441,362**     6.63%

** The shares and percentages
shown for TMLLC in the above table
include all of the Ordinary shares and shares underlying ADRs of SK Telecom owned by TEI Fund plc.


Item 5(b). TMLLC has sole power to vote, direct the voting, dispose and direct the disposition of the shares held on behalf of TEI Fund plc.

Item 5(c). No transactions were effected during the past sixty days.

Item 5(d). The clients of the Filing Persons have the right to receive the dividends and the proceeds of the sale of the Shares or ADRs.
One client of TMLLC, the TEI Fund plc, an Irish investment company, is known to have such rights with respect to more than 5% of the Shares.


Item 6.  Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer.
Not Applicable


Item 7.  Materials to Be Filed as Exhibits.
Not Applicable


June 14, 1999.

After reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete and
correct.


TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer